UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 12, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

2seventy bio, Inc.

File No. 1-40791 - CF#35609

       2seventy bio, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Bluebird bio, Inc. excluded from the Exhibits to a Form 10-Q filed on November 1, 2017.

       Based on representations by 2seventy bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.19   through November 1, 2032

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office